APARTMENT INVESTMENT AND MANAGEMENT COMPANY

4582 South Ulster Street, Suite 1100

Denver, Colorado 80237

May 7, 2012

Correspondence Filing Via Edgar

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Business Services

100 F Street, NE

Washington, D.C. 20549-3561

Attn: Daniel L. Gordon

Re:	Apartment Investment and Management Company
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 23, 2012
File No. 001-13232

Dear Mr. Gordon:

This letter responds to the comments of the staff of the Securities and Exchange Commission (the “Staff”) addressed to Ernie Freedman on behalf of Apartment Investment and Management Company (the “Company”) in a letter dated April 24, 2012. The Company’s responses to the Staff’s comments are set forth below.

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Form 10-K for the Fiscal Year Ended December 31, 2011 filed February 23, 2012

Investing Activities, page 35

1.	Comment: We note your response to comment two and three in our letter dated March 16, 2012. It appears from your response to comment three that capital expenditures presented within the statements of cash flows as investing activities include capital replacements. Please explain to us your basis for capitalizing these costs given your response to comment two that capital replacements do not enhance the value, profitability, or useful life of an asset as compared to its condition at the time you purchased the asset.

Response: In response to the Staff’s comment, when we make capital expenditures at our properties, we first evaluate whether such costs should be capitalized in accordance with GAAP.

United States Securities and Exchange Commission

May 7, 2012

When we conclude that the expenditure is eligible for capitalization (i.e. that it embodies a probable future benefit that will contribute directly to future net cash inflows generated from the asset), we then further evaluate whether the additions enhance the value, profitability, or useful life of the asset as compared to its condition at the time we purchased the asset. We classify as Capital Improvements those capital additions that meet these criteria and we classify as Capital Replacements those that do not. In many cases this leads to the cost of a single capital addition being bifurcated between Capital Improvements and Capital Replacements. The entire bifurcated expenditure is appropriately being capitalized because the remaining useful life of the asset taken as a whole is being extended. The bifurcation is intended to allocate the cost of the asset between what was consumed prior to Aimco’s acquisition and what has been consumed subsequent to acquisition.

The following examples are provided to help illustrate how we allocate some common capital additions between Capital Improvements and Capital Replacements:

1.	Construction of a pool at a property with no existing pool – The cost incurred to construct/install the pool represents an asset as it embodies a probable future benefit that will contribute directly to future net cash inflows (through our ability to attain higher rents). Therefore, we capitalize the cost of the pool construction/installation. We allocate the capital addition 100% to Capital Improvements, as the addition enhanced the value and profitability of the property relative to the condition at the time of purchase.

2.	Replacement at the end of its useful life of carpet in an apartment that we owned for the entire carpet life – The new carpet provides a probable future benefit as a unit with new carpet is more likely to rent for a higher price than a unit with carpet in poor condition, and therefore should be capitalized in accordance with GAAP. However, as the new carpet does not enhance the value, profitability or useful life of the apartment as compared to its condition at purchase, we allocate the capital addition 100% to Capital Replacements.

3.	Roof replacement – Assume the roof had a 20 year life and was 12 years old at the time of acquisition. When the roof is replaced in eight years, we would capitalize the cost of the new roof as it extends the useful life, and provides future economic benefits through an increase in the value of the property. We would allocate 60% of the cost of the addition to Capital Improvements, as the useful life of the roof was extended by 12 years from its original purchase condition (from 8 years to 20 years), and the remaining 40% would be classified as Capital Replacements. The amount allocated to Capital Replacements is properly capitalized as an asset because the new roof, as a whole, embodies a probable future benefit.

We differentiate categories of capital spending between Capital Replacements and Capital Improvements primarily for the purpose of computing Adjusted Funds From Operations. Our definitions of Capital Replacements and Capital Improvements do not affect the capitalization policy we apply in the preparation of our consolidated financial statements. We define these items in our periodic reports to improve the usefulness of our non-GAAP disclosures and to allow a financial statement user to understand the amount of our capital expenditures that are

United States Securities and Exchange Commission

May 7, 2012

revenue enhancing and those expenditures that are sustaining. We believe this additional disclosure provides additional insight into a material aspect of our business, and is consistent with the National Association of Real Estate Investment Trust’s recommendation in their 2002 White Paper regarding Funds from Operations that member companies provide supplemental disclosure that provides useful insights into material capital expenditures.

As requested by the Staff, the Company acknowledges that: (a) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have further questions regarding the information provided, please contact Ernie Freedman, Executive Vice President and Chief Financial Officer, at (303) 691-4316 (phone) or (720) 493-6545 (facsimile) or me at (303) 691-4554 (phone) or (720) 493-6549 (facsimile). In addition, in the event of additional correspondence on this matter or correspondence on any future matter from the Staff, please include me as an addressee.

Sincerely,

/s/ Paul Beldin

Paul Beldin
Chief Accounting Officer

Cc:	Lisa R. Cohn
Ernie Freedman